

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2021

Elizabeth Muñoz
Chief Executive Officer
Torrid Holdings Inc.
18501 East San Jose Avenue
City of Industry, California 91748

     Re: Torrid Holdings Inc.
          Amendment to Draft Registration Statement on Form S-1
          Submitted April 9, 2020
          CIK 0001792781

Dear Ms. Muñoz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 as amended on April 9. 2021

Prospectus Summary, page 1

1.   We note your response to our prior comment four. Please define which statistics from the U.S. government you reference. We also re-issue part of our comment: please disclose the industry average return rate and the year represented by this data, and your return rate for a comparable period.

Our Financial Performance, page 3

2.   Please balance your disclosure that your strategy has resulted in strong profitability with the fact that your net income declined 51% from 2018 to 2019, and declined 41% from 2019 to 2020. Please also include a discussion of the amount outstanding under your

current debt financing arrangements, and the amount of your debt service obligation, including mandatory repayments, that you will be required to make in future periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

3.   We note your response to our prior comment eight, and we reissue the comment. Please disclose the measurement by which you are the largest direct-to-consumer brand of women's plus-size apparel in North America (ex: number of customers, revenue, etc.). Please also disclose the measurement used to determine that you are the fastest-growing as compared to other direct-to-consumer brands of women's plus-size apparel. Please provide a description of the peer group you are using for this comparison. For example, it is unclear if direct-to-consumer brands includes brands offered in third-party stores such as department stores. Please similarly disclose how you define "industry" in your statement that your NPS is nearly two-times the industry average. Please revise here and elsewhere as appropriate so that an investor clearly understands your position among a specified group of competitors. Please also disclose what it means that you are "the category-leading brand" in the women's plus-size apparel and intimates market.

Term Loan Credit Agreement, page 67

4.   Please disclose the Excess Cash Flow thresholds that will require variable mandatory prepayments under your Amended Term Loan Credit Agreement, as well as your current Excess Cash Flow amount. Please also disclose your current Total Net Leverage Ratio, and whether you anticipate meeting this covenant even after the definition of total debt reverts back to a $20 million cap.

Management, page 102

5.   From the chart on this page, it appears that you have a single director. However, it also appears that you will have a classified board and that, at least in 2020, Lisa Harper and Lawrence Molloy were directors. Please confirm that all of your directors are listed in this section.

Certain Relationships and Related Party Transactions
Letter of Support from Beneficial Shareholder, page 119

6.   Please name the beneficial shareholder. See Item 404(a)(1) of Regulation S-K. Please also disclose the amount of additional equity funding committed by the beneficial shareholder, and the terms upon which you would issue the equity. Please also file the letter of support or tell us why you do not believe you are required to do so.

Torrid Parent Inc. Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Share-Based Compensation, page F-24

7.   We have reviewed your response and the revisions to pages 75 and F-24 in response to comments 18 and 22. Please revise the notes to your financial statements to disclose that the incentive units do not have any voting or distribution rights consistent with your response to comment 22.

You may contact Linda Cvrkel at 202-551-3813 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry at 202-551-3621 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services